Filed Pursuant to Rule 433

Registration No. 333-167562

August 3, 2011

KINDER MORGAN ENERGY PARTNERS, L.P.

Pricing Term Sheet

$375,000,000 4.150% Senior Notes due 2022

$375,000,000 5.625% Senior Notes due 2041

Issuer:	Kinder Morgan Energy Partners, L.P.
Ratings: (Moody’s / S&P / Fitch)*	Baa2 / BBB / BBB
Ratings Outlooks: (Moody’s / S&P / Fitch)	Stable / Stable / Stable
Security Type:	Senior Unsecured Notes
Pricing Date:	August 3, 2011
Settlement Date: (T+10)**	August 17, 2011
	4.150% Senior Notes due 2022	5.625% Senior Notes due 2041
Maturity Date:	March 1, 2022	September 1, 2041
Principal Amount:	$375,000,000	$375,000,000
Benchmark:	3.125% due May 15, 2021	4.750% due February 15, 2041
Benchmark Price / Yield:	104-19 / 2.590%	115-20 / 3.859%
Spread to Benchmark:	+ 157 bps	+ 180 bps
Yield to Maturity:	4.160%	5.659%
Coupon:	4.150%	5.625%
Public Offering Price:	99.914%	99.508%
Optional Redemption:	T + 25 bps	T + 30 bps
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2012	March 1 and September 1, commencing March 1, 2012
CUSIP / ISIN:	494550 BJ4 / US494550BJ49	494550 BK1 / US494550BK12
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
SunTrust Robinson Humphrey, Inc.
Co-Managers:	DnB NOR Markets, Inc.
RBS Securities Inc.
Wells Fargo Securities, LLC
J.P. Morgan Securities LLC

Natixis Securities North America Inc.
SMBC Nikko Capital Markets Limited
ING Financial Markets LLC
Banco Bilbao Vizcaya Argentaria, S.A.
U.S. Bancorp Investments, Inc.
Morgan Keegan & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect delivery of the notes will be made against payment therefore on or about August 17, 2011, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding three business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-877-858-5407 and Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322.